Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Internap Corporation
Reston, Virginia

We hereby consent to the incorporation by reference in this Registration Statement of our reports dated March 18, 2019, relating to the consolidated financial statements, the effectiveness of Internap Corporation’s internal control over financial reporting, and schedule of Internap Corporation appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

/s/ BDO USA, LLP

Atlanta, Georgia
June 5, 2019

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-220 (6/14)